                                                                 EXHIBIT (c)(11)



       PORTIONS OF SUPERIOR SERVICES, INC.'S PROXY STATEMENT FOR THE 1999
        ANNUAL MEETING OF SHAREHOLDERS THAT ARE INCORPORATED BY REFERENCE
                             IN THIS SCHEDULE 14D-9

                           STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of the Record Date with respect to the beneficial ownership of Common Stock by (a) all persons or entities known to the Company to be the beneficial owner of more than five percent or more of the Common Stock; (b) each executive officer named in the Summary Compensation Table set forth below; (c) each of the current directors and nominees; and (d) all executive officers and directors as a group. Unless otherwise noted, each person has sole investment and voting power with respect to the shares indicated (subject to applicable marital property laws).

                                                                       SHARES BENEFICIALLY
                                                                              OWNED
                                                            ------------------------------------------
                 NAME OF BENEFICIAL OWNER                            NUMBER               PERCENT
                 ------------------------                            ------               -------

Joseph P. Tate (1) (2) (4)....................................       2,591,184             8.0%
G. William Dietrich (3) (4)...................................         488,876             1.5
George K. Farr (4)............................................         292,452               *
Francis J. Podvin (4).........................................          45,306               *
Donald Taylor (4).............................................          24,875               *
Walter G. Winding (4).........................................          24,875               *
Warner C. Frazier (4).........................................          19,142               *
Gary Blacktopp (4)............................................          83,652               *
John King (4).................................................          47,983               *
Scott Cramer (4)..............................................          33,538               *
Paul M. Burke (5).............................................       1,915,658             5.9
All executive officers and directors as a group (10
persons) (4)..................................................       3,651,883            10.9

------------
         *Indicates less than 1%.

(1)  Address is c/o 125 South 84th Street, Suite 200, Milwaukee, WI 53214.

(2) The listed shares include 2,397,431 shares owned by two trusts established by Mr. Tate, in which Mr. Tate acts as trustee.

(3)  The listed shares include 1,000 shares owned by Mr. Dietrich's spouse.

(4) The shares listed for Messrs. Tate, Dietrich, Farr, Blacktopp, Cramer and King include 38,753, 487,676, 292,352, 81,152, 33,338 and 47,983 shares, respectively, subject to acquisition upon the exercise of stock options currently exercisable or exercisable within 60 days of the Record Date. The shares listed for Messrs. Podvin, Taylor, Winding and Frazier include 24,375, 24,375, 24,375, and 18,542 shares, respectively, subject to acquisition upon the exercise of stock options currently exercisable or exercisable within 60 days of the Record Date. The shares listed for all executive officers and directors as a group include 1,067,921 shares subject to acquisition upon exercise of stock options currently exercisable or exercisable within 60 days of the Record Date.

(5) Address is 2806 Juniper Hill Court, Louisville, Kentucky 40206. The information with respect to Mr. Burke is as of February 12, 1999, as reported by Mr. Burke in his Schedule 13G/A dated February 10, 1999 except to the extent otherwise known to the Company.


                             EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board is responsible for reviewing and approving the compensation program for the Company's executive officers, including the Chairman of the Board and the President/Chief Executive Officer. The philosophy underlying the Company's executive compensation program is that executive compensation should be designed and implemented in a manner which attracts, motivates, and retains qualified senior managers, including its executive officers, who are committed to achieving sustainable growth in shareholder value.

         The Company's executive compensation program includes base salary, cash bonus and stock option bonus elements. The base salary paid to each executive officer is based upon the Committee's evaluation of various factors including the scope of the executive's role and responsibilities, the past performance of the individual and the Company, the executive's present and future value to the Company, market compensation data for executives of other companies in the solid waste industry (including most of those included in the Company's peer group for measuring shareholder total return) and non-solid waste industry companies with similar revenues and growth rates, and other relevant factors. Consistent with the Company's compensation philosophy, the executive compensation program, which includes elements of both cash bonus and stock options, is weighted towards incentive compensation directly tied to performance goals which contribute significantly to long-term growth in shareholder value. By including stock options in the incentive compensation program, the Company intends to align the interests of the participating executives with those of shareholders by providing value to the executive through appreciation in share value.

         The Company's management incentive compensation plan for 1998 included qualifying criteria and measurement targets based upon year over year improvement in the Company's earnings per share. These financial performance criteria were designed and intended to directly link executive compensation to the shareholders' interest in the creation of shareholder value through growth of the Company's earnings. In addition, the incentive compensation plan for each individual executive officer included non-financial criteria tied to the executive's expected contribution to the Company's continuous improvement programs. The Committee retained the discretion to modify or deviate from financial performance measures where consistent with the primary objective of long-term growth in shareholder value.

         Cash bonuses and stock option grants are usually awarded by the Committee to the named Executive Officers subsequent to the end of the Company's fiscal year. Bonus awards are based upon the Committee's review with Mr. Dietrich of the Company's achievement of financial performance criteria and each named Executive Officer's achievement of his individual non-financial criteria. In some circumstances, special stock option grants may also be awarded by the Committee during the Company's fiscal year, for example to adjust the compensation package of an executive officer who has been assigned additional responsibilities, to recognize extraordinary performance related to a specific event or activity or to otherwise promote the Company's compensation philosophy.

         In November 1998, the Compensation Committee also authorized a special grant of stock options to a broad based group of management employees. In the Committee's judgment, stock options are critical to the Company's compensation program's underlying philosophy of motivating managers to realize higher stock prices for the Company's shareholders. In the Committee's view, the decline in the Company's share price in the second half of 1998, to the extent it was attributable to general stock market conditions rather than operating performance, had reduced the effectiveness of outstanding stock options to motivate and retain employees and respond to competitive pressures.

         In determining the 1998 base salary of Mr. Dietrich, the Compensation Committee considered (i) Mr. Dietrich's contribution to the Company's financial performance in 1997 which included significant growth in both revenues and profitability, (ii) Mr. Dietrich's critical role in the successful "follow-on" public offering which was completed in 1997, (iii) the compensation practices of other companies (including most of those included in the Company's peer group for measuring shareholder total return) for executives with similar levels of responsibility, (iv) the effort required to continue to generate significant growth in earnings per share in light of the significant increase in the number of shares outstanding and (v) his commitment to implementation of the Company's long-term strategic plan. In addition, the Compensation Committee engaged the services of an outside compensation consultant for the purpose of reviewing executive compensation survey data.

         The CEO's compensation plan for 1998 was heavily weighted to pay-for-performance compensation. Mr. Dietrich's base salary was increased from $236,600 for 1997 to $324,000 for 1998. The increase was intended to reflect Mr. Dietrich's role in the Company's 1997 financial performance (specifically, the substantial increase in earnings and significant increase in profitability during a time of accelerating growth) and to keep the CEO's salary comparable with compensation of executives of other companies in the solid waste industry, including most of those in the Company's Self-Determined Peer Group Index, as well as executives of other companies with comparable revenues and growth rates who have similar responsibilities. The annual cash bonus incentive awarded to Mr. Dietrich for 1998 was $276,670, based upon the earnings per share growth qualifying criteria and measurement targets under the Company's 1998 management incentive plan. In February 1999, Mr. Dietrich also was granted stock options exercisable for 85,392 shares at the fair market value of the stock on the grant date, based upon the 1998 earnings per share measurement targets under the Company's 1998 management incentive plan. The incentive compensation awarded to Mr. Dietrich for 1998 represented 71.2% of the maximum possible payout under his 1998 compensation plan. In addition to the stock options granted to Mr. Dietrich under the Company's 1998 compensation plan, the Compensation Committee also authorized a special award to Mr. Dietrich in November 1998 of stock options for 250,000 shares at the stock's fair market value on the grant date, as part of a broad-based stock option grant to the Company's operating management intended to provide additional incentives to successfully implement the Company's long-term growth strategies.

         Since the Company believes its stock option plans have been adopted and are being administered in accordance with Internal Revenue Code Section 162(m), it is the Committee's position that no further action is necessary to conform its compensation plans to comply with the regulations proposed under Internal Revenue Code Section 162(m) relating to the $1 million cap on executive compensation deductibility.

                                               BY THE COMPENSATION COMMITTEE:

                                               Francis J. Podvin, Chairman
                                               Donald Taylor
                                               Walter G. Winding
                                               Warner C. Frazier

SUMMARY COMPENSATION INFORMATION

         The following table sets forth certain information concerning compensation paid by the Company for the last three fiscal years to (i) the Company's Chief Executive Officer, (ii) the four most highly compensated executive officers other than the CEO who were servicing as such as of December 31, 1998 (or for any part of the fiscal year ended December 31, 1998), and (iii) individuals who would have been included in the group described in (ii) above, but for the fact that the individual was not serving as an executive officer as of December 31, 1998. The persons named in this table are sometimes referred to herein as the named Executive Officers.

                                            SUMMARY COMPENSATION TABLE

                                                                                       SHARES
                                                                                     UNDERLYING
                                                 FISCAL     ANNUAL       ANNUAL        OPTIONS           ALL OTHER
          NAME AND PRINCIPAL POSITION             YEAR      SALARY       BONUS (1)    GRANTED (2)     COMPENSATION (3)
          ---------------------------            ------    --------     ---------    -----------     ----------------

Joseph P. Tate..............................     1998        $170,000     $120,000       45,000            $5,110
Chairman                                         1997        $155,000     $155,000       24,495            $3,873
                                                 1996        $155,000     $134,816        8,300            $3,873

G. William Dietrich.........................     1998        $324,000     $276,670      350,000            $9,795
President and CEO                                1997        $236,000     $307,580      180,000            $9,794
                                                 1996        $182,000     $285,000                         $4,184
                                                                                         10,435
George K. Farr..............................     1998        $180,000     $115,279      250,000            $3,112
Chief Financial Officer and Treasurer            1997        $150,000     $150,000      146,530            $2,705
                                                 1996        $135,000     $101,000        5,739            $2,665

Gary Blacktopp..............................     1998        $170,000     $108,875       34,449            $6,780
Senior Vice President--Operations(4)             1997        $153,482     $128,426      101,558            $4,193

John H. King................................     1998        $135,200      $69,270       32,613            $2,951
Regional Vice President--Special Services

Scott S. Cramer.............................     1998        $125,000      $64,044       30,687             $ 696
Vice President--General Counsel

----------
(1) The value of perquisites and other personal benefits received by any named Executive Officer did not exceed the lesser of $50,000 or 10% of the named Executive Officer's salary and bonus. Annual bonus is reflected in the year earned, even though it may have been paid in the subsequent year.

(2) Options are reflected in the year of grant, even though they may have been based upon performance in the year preceding grant. See "Stock Options" below.

(3) The majority of other compensation is Company contributions to the Company's 401(k) Plan. Also includes life insurance premiums paid by the Company on executive group policy insurance in excess of $50,000 payable to the named Executive Officers or their respective families. 1998 and 1997 includes $3,851 and $1,790 respectively of club dues for
         G. William Dietrich. 1997 also includes $3,187 imputed interest for G. William Dietrich, see "Certain Transactions." 1998 includes $2,552 of personal airfare reimbursed to Gary Blacktopp.

(4) Mr. Blacktopp's title was Senior Vice President-Operations until October, 1998 when he became Vice President-Maintenance.


STOCK OPTIONS

         OPTION GRANTS. The following table sets forth certain information with respect to stock options granted during 1998 to each of the named Executive
Officers:


                                NUMBER OF       % OF TOTAL                                  POTENTIAL REALIZABLE VALUE AT
                                  SHARES         OPTIONS                                 ASSUMED ANNUAL RATES OF STOCK PRICE
                                UNDERLYING      GRANTED TO     EXERCISE                    APPRECIATION FOR OPTION TERM (3)
                                 OPTIONS      EMPLOYEES  IN    PRICE PER    EXPIRATION   -------------------------------------
            NAME               GRANTED (1)        1998         SHARE (2)     DATE (7)           5%                 10%
            ----               -----------        -----        ---------    ---------        --------           --------




Joseph P. Tate.............       30,000          1.85%       $28.4625       2/24/03(4)      $136,839          $396,283
                                  15,000           .92%       $18.375       11/24/08(5)      $173,339          $439,283
G. William Dietrich........      100,000          6.16%       $25.875        2/24/08(4)    $1,627,265        $4,123,809
                                 250,000         15.40%       $18.375       11/24/08(5)    $2,888,985        $7,321,254
George K. Farr.............       50,000          3.08%       $25.875        2/24/08(4)      $813,632        $2,061,904
                                 200,000         12.32%       $18.375       11/24/08(5)    $2,311,188        $5,857,004
Gary Blacktopp.............        4,449           .27%       $25.875        2/24/08(4)       $72,397          $183,468
                                  30,000          1.85%       $18.375       11/24/08(6)      $346,678          $878,551
John King..................        2,613           .16%       $25.875        2/24/08(4)       $42,250          $107,755
                                  30,000          1.85%       $18.375       11/24/08(6)      $346,678          $878,551
Scott S. Cramer............          687           .04%       $25.875        2/24/08(4)       $11,179           $28,331
                                  30,000          1.85%       $18.375       11/24/08(6)      $346,678          $878,551
All named Executive
Officers as a group (8)....      742,749         45.75%       $20.586        Various       $9,117,108       $23,154,744
All Shareholders...........   30,138,156(9)       N/A            N/A          N/A       $348,274,685(9)    $882,596,432(9)

---------------

(1) Includes nonqualified stock options and incentive stock options granted under the Company's 1996 Equity Incentive Plan.

(2) Exercise price is equal to the market value of the Common Stock on the date of grant (except for the 30,000 share option grant to Mr. Tate which expires 2/24/03 for which the exercise price is 110% of market value on the date of grant).

(3) The potential realizable values set forth under the columns represent the difference between the stated option exercise price and the market value of the Common Stock based on certain assumed rates of stock price appreciation from the grant price and assuming that the options are exercised on their stated expiration date; the potential realizable values set forth do not take into account applicable tax and expense payments which may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future stock price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed rates of stock price appreciation over the ten-year exercise period of the options used in the table above are mandated by rules of the SEC and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There can be no assurance that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

(4) The stock options vest at the rate of 25% after the first 12 months after grant and 6.25% per quarter thereafter.

(5) 50% of the options vested immediately upon grant, the balance vest at the rate of 6.25% per quarter.

(6) 25% of the options vested immediately upon grant, the balance vest at the rate of 6.25% per quarter.

(7) Although not a provision of the 1996 Plan, all option agreements evidencing option grants made under the 1996 Plan have historically included, and are expected to continue to include, a provision allowing the Board to accelerate the vesting of all outstanding options represented thereby upon the occurrence of a change in control of the Company. Under the terms of their respective employment agreement or KEESA, the vesting of options grated to Messrs. Tate, Dietrich, Farr, Blacktopp, King and Cramer is automatically accelerated upon the occurrence of a change in control of the Company (as defined in the applicable employment agreement or KEESA).

(8) This row represents the total number of shares granted in 1998 to all named Executive Officers and the potential realizable value of all such options at assumed annual rates of stock price appreciation as described in footnote (3) to the table.

(9) These dollar values represent the potential realizable value to all shareholders as a group with respect to all 30,138,156 shares outstanding as of November 24, 1998, the last grant date of options to named Executive Officers during 1998, based on the difference between the fair market value of all shares outstanding on November 24, 1998 and the market value of the Common Stock based on certain assumed rates of stock price appreciation as described in footnote (3) to the table.

         OPTION VALUES; OPTION EXERCISES. The following table sets forth the aggregate value of unexercised options at December 31, 1998, held by each of the named Executive Officers and information regarding option exercises during 1998 by each of the named Executive Officers.


                1998 OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                                   NUMBER OF UNDERLYING           VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS
                                                                   FISCAL YEAR END (2)             AT FISCAL YEAR END (3)
                               SHARES ACQUIRED      VALUE       -------------------------         ------------------------
            NAME                 ON EXERCISE     REALIZED (1)  EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
            ----               ---------------   ------------  -----------    -------------   -----------    -------------

Joseph P. Tate...........               0        $      0          23,922         53,873      $   54,952       $ 31,884
G. William Deitrich......          15,149        $280,976         402,024        348,262      $2,486,646       $238,861
George K. Farr...........               0        $      0         233,051        252,968      $1,138,138       $184,111
Gary Blacktopp...........               0        $      0          65,300        112,881      $  136,480       $ 93,010
John King................               0        $      0          42,411         44,275      $  262,560       $ 94,125
Scott Cramer.............               0        $      0          23,125         57,562      $   12,656       $ 37,969

---------------
(1) The value realized is the difference between the gross proceeds from sale of the acquired shares less the exercise price paid to acquire the shares.

(2) Includes nonqualified stock options and incentive stock options granted under the Company's 1993 Incentive Stock Option Plan (the "1993 Plan") and the Company's 1996 Equity Incentive Plan (the "1996 Plan") with prices equal to the market value of the Common Stock on the date of grant (except for options granted to Mr. Tate for which the exercise price is 110% of market value on the date of grants). The stock options have varying vesting schedules with some options partially vesting immediately upon grant, but generally vest at the rate of 25% after the first 12 months after grant and 6.25% per quarter thereafter. As provided in the 1993 Plan and as historically provided in option agreements evidencing options under the 1996 Plan, the Board may accelerate the vesting of all outstanding options under the 1993 Plan and 1996 Plan upon the occurrence of a change in control of the Company. Under the terms of their respective employment agreement or KEESA, the vesting of options granted to Messrs. Tate,

         Dietrich, Farr, Blacktopp, King and Cramer is automatically accelerated upon the occurrence of a change in control of the Company (as defined in the applicable employment agreement or KEESA).

(3) The dollar values were calculated by determining the difference between the fair market value of the underlying Common Stock and the various applicable exercise prices of the named Executive Officers' outstanding options at the end of 1998. The last reported sale price of the Company's Common Stock on The Nasdaq Stock Market on December 31, 1998 was $20.0625 per share.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

         The Company has entered into employment agreements with Messrs. Dietrich and Farr. The employment agreements provide for three-year terms which are extended automatically on each anniversary date for one additional year, unless either party gives notice of nonrenewal. The Company may also terminate any of the employment agreements at any time for "cause" as defined in the officer's KEESA. See "Severance and Change in Control Arrangements". If the Company terminates the officer's employment other than for cause or the officer's death or disability of if the Company elects not to extend the officer's employment agreement, the officer is entitled to receive a severance payment equal to three (3) times the officer's average annual total compensation for the five years prior to termination as well as continuation of the officer's medical benefits. The employment agreements with Messrs. Dietrich and Farr terminate immediately upon a "change in control" as defined in the officer's KEESA. In such event the officers will continue to serve as consultants to the Company through the expiration date of the then current term of the employment agreement with monthly consulting fees equal to the officer's then current salary. The consulting payments automatically accelerate upon the officer/consultant's death or disability and are subject to acceleration by either the Company or the officer/consultant at any time. Mr. Dietrich's employment agreement also provides that, in the event of a change of control, the Company would reimburse him for closing costs and commissions on the sale of his home and make him whole if his home sells for less than his cost basis.

         The Company has also entered into employment agreements with Messrs. Blacktopp, King and Cramer. The employment agreements provide for two-year terms, which are extended automatically on each anniversary date for one additional year, unless either party gives notice of nonrenewal. The Company may also terminate the employment agreements at any time for "cause" as defined in the employment agreements. If the Company elects to terminate Messrs. Blacktopp's, King's or Cramer's employment, other than for cause or his death or disability, such individual is entitled to receive a severance payment equal to the unpaid balance of the employee's base salary through the expiration of the initial term or the renewal term within which termination takes place, subject to the change of control provisions described below.

         If the employment of any of the above officers is terminated as a result of his death, his estate or representative is entitled to receive an amount equal to the officer's base salary for the month in which he dies. If the employment of Messrs. Dietrich or Farr is terminated as a result of his disability, such officer is entitled to receive his base salary for a period of 180 days after the Company notifies the officer of such termination, reduced by the amount of any disability benefits received under the Company's disability benefit plan. If the employment of Messrs. Blacktopp, King or Cramer is terminated as a result of his disability, such officer is entitled to receive his base salary through the date of termination.

         Mr. Dietrich is subject to a noncompetition agreement which prohibits him during the term of his employment and for one year thereafter from competing with the Company within 50 miles of any Company facility or from using or disclosing confidential information of the Company. Messrs. Farr, Cramer, King and Blacktopp are also subject to noncompetition agreements substantially identical to Mr. Dietrich's, except that the noncompetition term extends for two years following the termination of their respective employment with the Company.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

         The Company has Key Executive Employment and Severance Agreements, as amended ("KEESAs") with Messrs. Tate, Dietrich, and Farr.

         Under the terms of the KEESAs, such officers are entitled to receive compensation at the same rate in effect at the date of change in control (subject to increase by the Compensation Committee) during an officer's employment period following the change in control and to be included in the Company's benefit plans available to employees of comparable status. If during the employment period the officer's employment is terminated by the Company, other than for "cause" (as dividend in the KEESAs), or if the officer's duties are changed substantially without his written consent and the officer terminates his employment as a result, or the officer terminates employment at any time within 12 months after the change in control either voluntarily or as a result of his death or disability, the officer is entitled to receive a lump sum payment equal to three times the officer's average annual total compensation for the five years prior to the change in control. Immediately upon a change in control, all outstanding stock options held by such officers automatically vest. At the option of each officer, upon a change in control each officer may receive cash in an amount equal to the difference between the exercise price for the options and the fair market value of the shares that would be received upon exercise, unless the officer's exercise of his right to receive cash would make the change in control transaction ineligible for pooling of interests treatment under APB No. 16. Under the terms of the KEESA's, the officer and his spouse are entitled to coverage under the Company's medical benefit plans until age 85 and the officer's other dependents are entitled to coverage to age 21. In the event the officers are required to pay an excise tax on "excess parachute payments" received from the Company upon a change in control, the Company has agreed in the KEESA's to pay the officer an amount necessary to place the executive in the same after-tax financial position as the executive would have been in had the executive not incurred such tax.

         Under the terms of the employment agreements with Messrs. Blacktopp, King and Cramer, if any of the officers is terminated due to a "change in control" (as defined in the employment agreements) the officer is entitled to receive a lump sum severance payment equal to three times for Mr. Blacktopp or two times for Messrs. King or Cramer, of his base salary in effect on the effective date of the change in control.

DIRECTOR COMPENSATION

         Under the Company's director compensation policy, each independent director receives an annual retainer fee of $16,000, plus $500 for attending each committee meeting or Board meeting, in addition to reimbursement of out-of-pocket expenses. The Chairman of the Compensation Committee of the Board receives an additional annual retainer fee of $1,000.

         In addition, under the Company's 1996 Equity Incentive Plan (the "1996 Plan"), on the effective date of the Company's initial public offering (March 7,
1996), each then serving independent director was automatically granted non-qualified stock options under the 1996 Plan to purchase 10,000 shares of Common Stock at a per share exercise price equal to the initial public offering price of $11.50 per share. Each new independent director joining the Board will automatically receive an initial non-qualified stock option to purchase 10,000 shares of Common Stock exercisable at the closing sale price of the Common Stock on the date of grant. Each independent director's initial option grant will vest ratably over an approximate three-year period, provided that the independent director continues to serve as a member of the Board at the end of each vesting period with respect to the increment then vesting. The 1996 Plan also provides that, at the time of each annual meeting, each then serving and continuing independent director will receive automatically an additional non-qualified stock option to purchase 2,500 shares of Common Stock at an exercise price equal to the closing sale price of the Common Stock on the date of grant. These annual option grants will vest in full within six months form the date of grant. The 1996 Plan also authorizes the Board to make special option grants to independent directors. A special grant of options to purchase 15,000 shares at an exercise price equal to the closing sale price of the Common Stock on the date of grant was made to independent directors in November 1998. Under the terms of the special option grant, the options were 50% vested immediately upon grant with the balance vesting at the rate of 6.25% per quarter thereafter. Notwithstanding the aforementioned vesting provisions, all outstanding options granted to independent directors under the 1996 Plan will vest immediately upon a change in control, or the director's death or disability. All options granted to independent directors under the 1996 Plan will expire upon the earlier to occur of ten years from the grant or one year from the independent director ceasing to hold such position.

SHARE OWNERSHIP REQUIREMENTS

         To further support the Company's philosophy of maintaining a strong link between stockholder and management interests, the Company has amended its By-laws to expand the stock ownership requirements for independent directors. Each independent director is required to purchase (over a five-year period of time) and hold directly or through one or more affiliates, investments in Company Common Stock valued at three times their annual retainer. In addition, the Board of Directors has directed the Compensation Committee to establish ownership guidelines for the Company's executive officers.

                              CERTAIN TRANSACTIONS

         The Company loaned G. William Dietrich $75,000 in June 1994. The loan is represented by an unsecured promissory note, with interest accruing from June 29, 1997, and payable annually at the Company's average annual borrowing rate as adjusted from time to time and principal payable in one lump sum payment 90 days after Mr. Dietrich terminates employment with the Company for any reason. The principal amount outstanding at December 31, 1998 was $75,000. All accrued interest as of December 31, 1998 had been paid in full. The Company loaned G. William Dietrich $150,000 in March 1999. The loan is represented by an unsecured promissory note, with principal and interest, at the Company's average borrowing rate, payable in one lump sum on April 30, 1999.

         In 1998, the Company purchased public relations, employee communications and graphics arts services from Whole Hog Productions, Inc. Ms. Jenifer Ortwein, a principal



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

shareholder of Whole Hog Productions, Inc., married Joseph P. Tate, the Chairman and a director of the Company, in February 1999. The Company paid Whole Hog Productions, Inc., a total of $25,603 for services purchased by the Company in 1998. The Company believes that the purchase of service from Whole Hog Productions, Inc. was on terms no less favorable to the Company than could be obtained from an unaffiliated third party.



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